Exhibit 99.6

KELLER & COMPANY, INC. FINANCIAL INSTITUTION CONSULTANTS 555 METRO PLACE NORTH SUITE 524 DUBLIN, OHIO 43017

(614) 766-1426	(614) 766-1459 FAX

June 2, 2016

Board of Directors

Bancorp 34, Inc.

Bank 34

500 East 10th Street

Alamogordo, New Mexico 88310

Re:	Plan of Conversion and Reorganization
AF Mutual Holding Company
Bancorp 34, Inc.

Members of the Boards of Directors:

The Plan of Conversion and Reorganization (the “Plan”) provides for the conversion of AF Mutual Holding Company (the “MHC”) into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into Alamogordo Financial Corp. (the “Mid-Tier”) and the Mid-Tier will merger with the new Bancorp 34, Inc., a newly formed Maryland corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier now owned by the MHC.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (I) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Bank 34. We further understand that Bank 34 will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interest in the event of liquidation of Bank 34 (or the Company and Bank 34).

Boards of Directors

June 2, 2016

In the unlikely event that either Bank 34 (or the Company and Bank 34) were to liquidate after the conversion, all claims of creditors, including those of depositors, of the last day of the calendar quarter immediately preceding the date on which the Federal Reserve Board (“FRB”) approves the MHC’s application for conversion, of the liquidation account maintained by the Company would be paid first. Also, in a complete liquidation of both entities, or of Bank 34, when the Company has insufficient assets (other than the stock of Bank 34), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Bank 34 has positive net worth, Bank 34 shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Bank 34, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Bank 34, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Based upon our review of the Plan and our observation that the liquidation rights become payable only upon the unlikely event of the liquidation of Bank 34 (or the Company and Bank 34), that liquidation rights in the Company automatically transfer to Bank 34 in the event the Company is completely liquidated or sold apart from a sale or liquidation of Bank 34, and that after two years from the date of conversion and upon written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to Bank 34 and the liquidation account shall thereupon become the liquidation account of Bank 34, no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Bank 34 liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs on the prior page. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

/s/ Keller & Company, Inc.

Keller & Company, Inc.